EXHIBIT 1

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.
                       NOTICE OF A SPECIAL GENERAL MEETING

Notice is hereby given that a Special General Meeting of the Industrial Development Bank of Israel Ltd. (hereinafter - THE BANK") will take place at the Bank's office at 12 Yad Harutsim Road, Tel Aviv, on October 14, 2009 at 11:00 A.M.

THE AGENDA AND A SUMMARY OF THE PROPOSED RESOLUTIONS:

     1. APPROVAL OF THE UNDERSTANDINGS BETWEEN THE BANK AND THE MINISTRY OF FINANCE REGARDING THE EARLY PAYMENT OF THE STATE OF ISRAEL'S DEPOSITS WITH THE BANK AND REGARDING THE SETTLEMENT OF THE MUTUAL ACCOUNTING BETWEEN THE BANK AND THE STATE

          Approval of the following understandings reached between the bank and the Ministry of Finance:

               1.1 The Bank will pay to the State, by way of an early-repayment, the deposits that the State deposited with the Bank in connection with agreements in the agricultural sector (approximately NIS 207 million as of June 30, 2009) and the deposits that the State deposited with the Bank from the monies the State raised with a guarantee of the American government (approximately NIS 100 million as of June 30,
          2009), which were used for granting loans "at the risk" of the Bank, while paying an early-payment fee by the Bank in the amount of NIS 5 million).

               1.2 The Bank will be entitled to foreclose the balance of the State's deposits in connection with its guarantee for loans that the Bank granted within the framework of Amendment 39 of the Capital Investment Encouragement Law, and the Bank will pay to the Ministry of Finance the amount of NIS 11.2 million to settle mutual claims between the Bank and the State in connection with these loans and for the transfer to the Bank of the right to the balance of the collections of these loans.

               1.3 The Bank will assign to the State its loans to the Israel Electric Company and the State's deposits that served as a source for these loans, and it will receive compensation from the State of NIS
          0.5 million for the loss of the margin on these loans.

               1.4 The Ministry of Finance will pay to the Bank NIS 8.1 million for the management of credits granted by the Bank in the past "at the risk" of the State and for the share of the State in the management and reporting expenses of the Bank's securities whose consideration was deposited with the Ministry of Finance.

               1.5 The Bank will pay to the State NIS 1.3 million for the right to receive the balance of the collections of small-business fund loans that were granted by the Bank, in part "at the risk" of the State.


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               1.6 The Bank will be entitled to foreclose the deposits that the
          State deposited with it in connection with the loans granted by the Bank with State-guarantees or "at the risk" of the State, not within the framework of Amendment 39 of the Capital Investment Encouragement Law.

               1.7 The Bank will return to the State the sum of NIS 8.6 million for tax advances that were retutned to the Bank and which the Bank paid, with financing from the State, for interest on its perpetual deposit with the Ministry of Finance.


     2. THE RENEWAL OF THE DIRECTORS' AND OFFICERS' LIABILITY INSURANCE POLICY FOR AN ADDITIONAL YEAR

          Renewal of the Bank's Directors and Officers Liability Insurance Policy for the period from from August 1, 2009 until July 31, 2010 to insure the liability of the Bank's directors and officers, with liability coverage per event and per period in the sum of Ten Million U.S. Dollars and in addition, the sum of Two Million U.S. Dollars for legal expenses in Israel, for a net premium of 85,260 U.S. Dollars.

THE NAME OF THE CONTROLLING SHAREHOLDER WHO TO THE BEST OF THE KNOWLEDGE OF THE BANK HAS A PERSONAL INTEREST IN THE TRANSACTION:

The State of Israel holds 45.78% of the voting rights of the Bank and is therefore conforms to the definition of "Controlling Shareholder" in Section 268 of the Companies Law.

The State of Israel has a personal interest in the transaxtion pursuant to
Section 1 above deriving from its being a party to the this transaction.

THE DETERMINING DATE:

Te date for determining the right to vote at the Meeting is September 14, 2009 (hereinafter- "THE DETERMINING DATE").

MAJORITY REQUIRED:

     a. The majority required to approve the transaction regarding Section 1 above is a simple majority of the shareholders participating in the vote, provided that one of the following conditions occurs:

          1. the majority of votes at the General Meeting includes at least one third of all the votes of the shareholders who do not have a personal interest in the approval of the transaction, who participate in the vote (abstentions shall not be included in the total of the votes of the aforesaid shareholders);.

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          2.   the total of opposing votes from among the shareholders said in paragraph 1. above does not exceed 1% of all the voting rights in the Bank.

     b. The majority required to adopt the resolution regarding Section 2 above is a simple majority of the shareholders participating in the vote.

VOTING BY BALLOT:

     a. A shareholder may vote on the resolution on the above Agenda ALSO by way of a written ballot, as explained as follows.

     b. The websites where the written ballots and the position papers, as defined in Section 88 of the Companies Law - 1999 are as follows: the website of the Israel Securities Authority: www.magna.isa.gov.il (hereinafter-"THE WEBSITE") and the website of the Tel Aviv Stock Exchange Ltd.: www.tase.co.il.

     c. Voting by written ballot shall be done on the second part of the written ballot, as published on the website.

     d. A shareholder may request the text of the written ballot and position papers directly from the bank.

     e. A member of the stock exchange shall send, at no charge, by e-mail a link to the text of the written ballot of the Bank and the position papers, on the website, to every Non-Registered Shareholder whose shares are listed with that member of the stock exchange, unless the shareholder gave notice that he is not so interested, or that he is interested in receiving ballots by mail for a fee.

     f. A Shareholder whose shares are listed with a member of the stock exchange is entitled to receive Confirmation of Ownership from the member of the stock exchange with whom he holds his shares, at the branch of the member of the stock exchange or by mail to his address for the cost of the mailing only, if he so requested. Such a request shall be given in advance for a specific securities account.

     g. The written ballot must be delivered to the Bank or be sent to it by registered mail, together with the Confirmation of Ownership (if the ballot belongs to an Non-Registered Shareholder), or together with a copy of an identity card, passport or incorporation certificate (if the ballot belongs to a shareholder registered in the Bank's shareholder registrar), so that the written ballot together with the attached documents shall arrive at the Bank's offices (at the above address) no later than 72 hours prior to the convening of the meeting.

     h. The final date to present position papers to the Bank is up to 10 days after the Determining Date, meaning September 24, 2009.

     i.   The Bank does not carry out voting by way of the internet.


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The full text of the proposed resolutions, can be reviewed at the Bank's offices, at 12 Yad Harutsim Street, on business days, beginning on September 9, 2009, except Fridays, between the hours 09:00-15:00 at the Bank's offices (by prior phone-appointment with the Corporate Secretary of the Bank tel:03-6272796).

Further information regarding the agenda can be found in the Immediate Report issued by the Bank on September 8, 2009, at the Website and the website of the Tel Aviv Stock Exchange Ltd., www.tase.co.il.


                       BY ORDER OF THE BOARD OF DIRECTORS

                                 N. ATLAS, ADV.
                               CORPORATE SECRETARY